ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 26, 2016	Nathan Briggs
T +1 202-626-3909
F +1 202-383-9308
nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Strategic Commodity Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on July 11, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 46 to its registration statement. PEA No. 46 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on May 25, 2016. The Trust is filing PEA No. 50 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

1.	Comment: The Staff notes that the Fund is no longer a “New Fund” as defined in Form N-1A and, therefore, the Staff requests that the Fund (i) remove Footnote 1 to the Fund’s “Annual Fund Operating Expenses” table and confirm that actual rather than estimated amounts are displayed in the table, (ii) include both 5- and 10-year periods in the Fund’s expense “example” following the table, and (iii) disclose information regarding its portfolio turnover for the fiscal period ended March 31, 2016.

Response: The requested changes have been made.

2.	Comment: The Staff requests that the Fund modify Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table to disclose that the Adviser may recoup amounts waived or expenses reimbursed only for three years from the date of the waiver and to disclose that the Adviser may only recoup amounts waived or expenses reimbursed if it does not cause the Fund’s expense ratio to exceed the level of the expense limitation in effect at the time such amounts were originally waived or reimbursed or the level of the current expense limitation in effect.

Response: The Fund respectfully submits that the referenced footnote states, “[The Adviser] may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed.” The Fund confirms that the Adviser’s right to recoupment would be subject to the terms and conditions of any expense limitation then in effect and that the Adviser would not generally seek reimbursement if any such reimbursement would cause the Fund’s (or, where applicable, a class’) then-current expense ratio (not including any expenses not subject to the terms of the earlier expense limitation agreement (the “Original ELA”)) to exceed the level at which the Fund’s (or, where applicable, a class’) expenses were previously limited in accordance with the terms of the Original ELA.

3.	Comment: Please review the Fund’s disclosure in the section “Fund Summary—Principal Investment Strategies” and explain supplementally what is meant by “commodity-related investments.”

Response: The Fund has reviewed the referenced disclosure and made the changes marked as follows: “The Fund normally seeks to generate long term total return through long and short exposures to commodity-related investments. The commodities to which the Fund may have direct or indirect exposure may include, without limitation, industrial metals (e.g., copper and nickel); oil, gas and other energy commodities (e.g., crude oil, brent oil, gasoil, RBOB oil (reformulated blendstock for oxygenate blending), and heating oil); agricultural products (e.g., soybeans, sugar, and cotton); and livestock (e.g., live cattle). Commodity-related investments may include investments directly in commodities, investments in instruments tied or related to one or more commodities or commodity-related indices or investments in companies with direct or indirect exposure to commodities (e.g., an investment in an oil production company or a mining company). As of the date of this Prospectus, the Fund expects to gain commodity-related investment exposure primarily through derivatives contracts, securities, or other instruments that provide a return tied to a commodities index, a basket of commodities, or a single commodity.”

4.	Comment: In the section “Fund Summary—Principal Investment Strategies,” the Prospectus states, “[t]he Morgan Stanley Index is expected to track the performance of futures contracts on eleven commodities.” Please identify the eleven commodities that the Morgan Stanley Index is expected to track.

Response: The eleven commodities that the Morgan Stanley Index is currently expected to include are crude oil, brent oil, gasoil, RBOB oil (reformulated blendstock for oxygenate blending), heating oil, copper, nickel, soybeans, sugar, cotton, and live cattle. Please also see the Fund’s response to comment #3 above that describes the Prospectus disclosure that has been added regarding these commodities.

5.	Comment: The Staff notes that strategy descriptions under “Long Basket or Index-Related Exposure” and “Tactical Commodity Exposure” sections of the Fund’s principal investment strategies contain complex strategy descriptions, and the Staff requests that the Fund seek to present the information in a more reader-friendly manner, including through use of bullets or sub-sections, to the extent appropriate. The Staff also requests that the Fund review the disclosure regarding its principal investment strategies and seek to eliminate repetitive disclosure and to use plain English wherever possible, particularly where it uses the term “spot price.”

Response: The Fund has reviewed the referenced disclosure and believes that such disclosure continues to be appropriate. With respect to use of the term “spot price,” the Fund has made the following change: “The value of such a futures contract may have the potential to appreciate to the value of the underlying commodity’s spot price (current market price) as the contract approaches expiration, although there can be no assurance that it will.”

6.	Comment: With respect to the Morgan Stanley Index, please explain supplementally whether the Morgan Stanley Index was created specifically for the Fund and please explain the Adviser’s role in the formulation of the Morgan Stanley Index.

Response: The Morgan Stanley Index was designed and formulated by Morgan Stanley Capital Group Inc. The Morgan Stanley Index was not created exclusively for the Fund. The licensing arrangements related to the Fund provide limited exclusivity in certain jurisdictions, including the United States, with respect to the Index’s use in connection with certain investment products, such as registered investment companies. The Fund’s investment adviser provided input to the sponsor of the Morgan Stanley Index with respect to certain features of the Morgan Stanley Index, including roll-timing strategies used in calculating the performance of the Morgan Stanley Index. However, the control and maintenance of the index resides fully with the Morgan Stanley Index Sponsor. The Adviser has no role in the maintenance or operation of, nor has it had any opportunity to influence changes to the operation or the composition of the Morgan Stanley Index since the Morgan Stanley Index’s inception.

7.	Comment: The Staff notes that the Prospectus states that “[t]he Adviser has licensed the right to use the [Morgan Stanley Index]…in implementing the Fund’s principal investment strategies.” Please include the Index License Agreement as an exhibit to the registration statement.

Response: The Fund is not a party to the referenced license agreement and respectfully declines to file it as an exhibit to its registration statement. The Fund respectfully submits that the Fund is not an index fund and does not seek to replicate or approximate the performance of the Morgan Stanley BFMCISM or any other index. Instead, and as described above, the Fund may pursue a number of strategies to gain commodities-related exposure, only one of which may include obtaining commodities-related exposure by investing in instruments related to the Morgan Stanley BFMCISM.

8.	Comment: Please supplementally disclose the inception date of the Morgan Stanley Index and whether there are any other licensees.

Response: The inception date of the Morgan Stanley Index is March 31, 2015 and it has been available for licensing since November 20, 2015. As of July 18, 2016, the Fund is not aware of any other licensees.

9.	Comment: The Staff requests that the Fund review the description of the Morgan Stanley Index in its principal investment strategies to ensure that it is consistent with the index methodology, the product sheet for the Morgan Stanley Index, and the current methodology used by the Morgan Stanley Index Sponsor. For example, please indicate whether the index methodology calls for a float-adjusted cap or free weighted weighting of the components of the Morgan Stanley Index. In addition, the Staff requests that the Fund provide it with a copy of the methodology for the Morgan Stanley Index and/or its product sheet in advance of the Fund’s 2016 annual update, and the Staff acknowledges that it will respect any request for confidential treatment under the Freedom of Information Act with respect to such information.

Response: The Fund confirms that it has reviewed materials regarding the methodology for the Morgan Stanley Index and has made such changes as it believes are necessary and appropriate. The Fund has added disclosure to indicate that the Morgan Stanley Index is rebalanced annually. Between annual re-balancings, the Fund supplementally confirms that the components are subject to a free weighting mechanism. The Fund has provided, subject to a request for confidential treatment, additional information regarding the Index that it received from the Morgan Stanley Index’s sponsor.

10.

Comment: In the section “Fund Summary—Principal Investment Strategies,” the Prospectus states, “[t]he Morgan Stanley Index’s actual exposure to futures contracts and sectors will change throughout the year based on changes in the market values of the futures contracts. The Morgan Stanley Index Sponsor also may alter the commodities that comprise the Morgan Stanley Index or the parameters that determine the futures contracts that comprise the Morgan Stanley Index.” In addition, the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Risks—Index Risk” states, “[f]urther, apart from scheduled rebalances, index providers may carry out additional ad hoc rebalances to their indexes in order, for example, to correct an error in the selection of index constituents or to alter the index parameters, such as modifying the commodities that comprise the index.” Please disclose how the Morgan Stanley Index will be rebalanced and whether there is a process by which such changes to the Morgan Stanley Index may be made over time.

Response: The Fund respectfully submits that it has added the following disclosure to the description of its principal investment strategies in the Fund’s Prospectus:

The Morgan Stanley Index is normally rebalanced annually during the month of January. In addition, the Morgan Stanley Index Sponsor may make interim changes to the Morgan Stanley Index in its discretion if it determines that a disruption event has occurred that requires modification of the Morgan Stanley Index; such events may include, but are not limited to market or trading disruptions in the commodities underlying the Morgan Stanley Index, changes in law, or other events or circumstances beyond the reasonable anticipation or control of the Morgan Stanley Index Sponsor.

11.	Comment: Please explain supplementally under which circumstances the Adviser anticipates substituting another commodities-related index for the Morgan Stanley Index, and whether, as a practical matter, the Fund would expect to provide notice to shareholders of such a change.

Response: The Adviser, in its discretion, may decide that investing in instruments tied or related to the Morgan Stanley Index on behalf of the Fund is not in the Fund’s best interests for limited or extended periods of time, and is under no obligation to utilize the Morgan Stanley Index as part of the Fund’s principal investment strategies. It has, accordingly, reserved the discretion to use, and disclosed the possibility that it may use, other indices, baskets of commodities or other investments in pursuit of the Fund’s investment program. The Adviser and the Fund also cannot guarantee the continued availability of the Morgan Stanley Index. For example, the Morgan Stanley Index may cease to operate or otherwise become unavailable to the Fund with little or no advance notice to the Fund, which may limit the Fund’s ability to provide advance notice to Fund shareholders of a change. The Fund would expect to consider whether to provide notice of any developments related to the Morgan Stanley Index based on the particular facts and circumstances that then exist.

12.	Comment: In the section “Fund Summary—Principal Investment Strategies,” the Prospectus states, “[t]he Fund may invest directly in debt instruments.” Please explain supplementally the type of debt instruments and the ratings of the debt in which the Fund may invest.

Response: The Fund respectfully submits that the following disclosure, revised as marked below, is included in its principal investment strategies regarding the types of the Fund’s fixed income investments:

Fixed income investments~~Debt instruments~~ in which the Fund may invest, may include, by way of example, (i) securities or other income-producing instruments issued or guaranteed by the U.S. Government, its agencies, instrumentalities or sponsored corporations (including inflation-protected securities); (ii) other investment companies that invest principally in debt securities; or (iii) short-term investments, such as commercial paper, repurchase agreements and money market funds.

The Fund has also added the following disclosure regarding the rating of the debt instruments in which the Fund may invest:

Under normal circumstances, the Fund’s portfolio of fixed income investments is expected to include primarily fixed income and other income-producing instruments rated investment grade and unrated securities considered by the Adviser to be of comparable credit quality. The Fund may, however, invest up to 20% of its total assets in fixed income and other income-producing instruments rated below investment grade and those that are unrated but determined by the Adviser to be of comparable credit quality.

13.	Comment: In the section “Fund Summary—Principal Investment Strategies,” the Prospectus states, “[t]he Fund may invest without limit in investments tied to any one or more foreign countries, including emerging market countries, and investments denominated in foreign currencies.” Please clarify if this sentence applies only with respect to commodities investments, or it applies to any potential investment of the Fund.

Response: The Fund does not have a stated policy that limits its exposure to foreign markets, emerging markets or investments denominated in foreign currencies. However, the Fund‘s current fixed income portfolio primarily consists of domestic, U.S. dollar denominated investments.

14.	Comment: In the section “Fund Summary—Principal Investment Strategies” of the Prospectus, the Fund discusses derivatives instruments that may be utilized by the Fund, including “total and excess return swaps, futures contracts, options on futures, forward contracts, exchange traded products, including exchange traded funds and exchange traded notes, structured notes, common or preferred stocks of subsidiaries of the Fund that invest directly or indirectly in commodities.” Please confirm that there is appropriate risk disclosure regarding each of these instruments in the Fund’s risk disclosure included pursuant to Item 4 of Form N-1A as well as in the risk disclosure included later in the Prospectus pursuant to Item 9 of Form N-1A.

Response: The Fund respectfully submits that it has reviewed its risk disclosure regarding use of derivatives and believes that such disclosure continues to be appropriate.

15.	Comment: On page 10, the Prospectus states, “[t]he amount of the Fund’s investment in certain investment companies or investment pools may be limited by law or by tax considerations.” Please more explicitly define these limitations here or later in the Prospectus.

Response: As previously communicated to the Staff in the Fund’s May 13, 2015 correspondence, the Fund submits that there are multiple tax considerations involved with investing in other investment companies or other issuers, including the diversification requirements applicable to regulated investment companies under Subchapter M of the Internal Revenue Code (the “IRC”). Please see the Fund’s disclosure in its Statement of Additional Information in the section “Distributions and Taxes—Tax Implications of Certain Fund Investments—Investments in Other RICs.” Accordingly, the Fund respectfully declines to supplement its current disclosure at this time.

16.	Comment: On page 10, the Prospectus states, “The Fund may make any investment or use any investment strategy consistent with applicable law”. The Staff requests this sentence be qualified to add that this is subject to the Prospectus disclosure requirements.

Response: The Fund will add the following disclosure: “Except as expressly prohibited by the Fund’s Prospectus or its Statement of Additional Information, the Fund may make any investment or use any investment strategy consistent with applicable law.”

17.	Comment: On page 22, the Prospectus states, “The Fund’s investment objective is non-fundamental, which means the Fund may change its investment objective without shareholder approval or prior notice.” Please explain supplementally whether the Fund would notify shareholders if there was a change to an investment objective.

Response: The Fund notes that applicable law does not require it to provide notice to shareholders if it modifies a non-fundamental investment objective. However, as a practical matter, the Fund does not currently anticipate making any material change without providing notice of the change to shareholders.

18.	Comment: Please review the following disclosure that is included in response to Item 9 of Form N-1A and consider including this disclosure in the Fund’s disclosure responsive to Item 4 of Form N-1A:

Although a portion of the Fund’s assets may be invested in instruments the performance of which is based on an index, the Fund’s overall portfolio is not designed to replicate the performance of any index. The Fund’s performance will deviate, potentially significantly, from the performance of any index used by the Fund.

If the Fund maintains the current location of this disclosure, please reference this risk disclosure in the Item 4 disclosure to clarify the extent to which the Fund may or may not track an index.

Response: The Fund has made the requested change by moving the referenced disclosure to the portion of its Prospectus that is responsive to Item 4 of Form N-1A.

19.	Comment: Under the “Morgan Stanley Index Description,” please include more information regarding the Morgan Stanley Index’s selection of component industries, noting specifically how components are included or excluded. Please include more information regarding specific commodities invested rather than only listing the potential sectors.

Response: In the section “Morgan Stanley Index Description,” the Fund has added the following disclosure regarding the Index’s selection of component sectors:

The sectors represented in the Morgan Stanley Index (industrial metals, energy and agricultural/livestock) have been selected to provide diversified exposure with 33% of the Index in energy, 33% of the Index in industrial metals and the final 34% in agricultural and livestock commodities. The Index’s specific futures contracts on commodities (crude oil, brent oil, gasoil, RBOB (reformulated blendstock for oxygenate blending), heating oil, copper, nickel, soybeans, sugar, cotton and live cattle) have been selected by analyzing long term historical commodity backwardation levels. The eleven (11) commodities the Index is referencing and the annual rebalancing weights are static in nature. However, if a significant disruption has occurred (e.g., significant loss of liquidity in a futures contract, or decommissioning of a futures contract, or change in futures contract specifications, etc.) as defined in the Index Manual, the Index Sponsor in its discretion may change the futures contracts and/or the weights with the aim to maintain an investible, replicable and representative index.

Statement of Additional Information (SAI)

20.	Comment: Fundamental policy 4(b) provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. As previously requested by the Staff, please revise policy 4(b) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy.

Response: The Trust respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy number 4(b)). The Trust recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Trust maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy and points out that the Putnam No-Action

Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

21.	Comment: Please revise fundamental policy number 4(b) to remove the statement that “(iii) derivatives counterparties are not considered to be part of any industry.” Alternatively, please explain why the Fund takes the position that “derivatives counterparties are not considered to be part of any industry.”

Response: The Fund notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity or reference asset and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

22.	Comment: The Staff notes that the Fund includes the disclosure that the Fund “takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” The Staff notes that it has previously articulated its view that the Fund should consider asset-backed securities as investments in a single industry or group of industries for purposes of its industry concentration policy. The Staff requests the Fund please explain supplementally why asset-backed securities are not treated as part of the same industry. Additionally, please explain whether the Fund looks through asset-backed securities to the underlying assets for purposes of testing its industry concentration test, and, if the Fund does not “look through” to the underlying assets, please disclose whether the Fund takes any steps to evaluate whether asset-backed securities or the assets underlying such securities are part of an industry or group of industries.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes or sets forth the Staff’s view stated above that asset-backed securities are part of an industry.

The Fund is also not aware of any published guidance from the Commission or its Staff that a fund is required to “look through” its investments in asset-backed securities for purposes of determining compliance with its policy on concentrating its investments in any one industry.

In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

23.	Comment: The Fund’s principal investment strategies indicate that the Fund may use credit default swaps. Please indicate in the Fund’s Statement of Additional Information that when the Fund is a protection seller under a credit default swap, the Fund will segregate assets equal to the full notional amount of the swap agreement. In addition, please confirm if this is the Fund’s current practice.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment. However, the Adviser notes that its general historical practice has been to segregate assets equal to the full notional amount of its credit default swap agreements when a DoubleLine-sponsored fund is a protection seller.

*     *     *     *     *     *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.